EXHIBIT 1.01
CONFLICT MINERALS REPORT
Company Overview
Axon Enterprise, Inc. (“Axon”, “we”, “our”, or “us”) is a technology company that provides integrated hardware and software solutions. Our products and services allow customers across the public and private sector to capture and use critical data to support fully-connected operational workflows. Our trusted network seamlessly integrates software and hardware with a range of connected devices, including TASER energy devices, cameras and sensors, drones and robotics, cloud-based evidence management, records management, real-time operations software, critical incident and emergency response systems, immersive training, and productivity tools – all enhanced by artificial intelligence.
Introduction
This report for calendar year 2025 is submitted in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 (the “Exchange Act”). The Rule was adopted by the United States Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.
This report relates to the process undertaken for Axon products that were manufactured, or contracted to be manufactured, during the calendar year 2025 that contain conflict minerals, which are defined under the Rule as cassiterite, wolframite, columbite-tantalite and gold, and their derivatives, which are limited to tin, tantalum and tungsten (collectively, “3TG”). During calendar year 2025, we manufactured and contracted to manufacture products in which 3TG were necessary to the functionality or production of those products. Third-party products that Axon retails but that it does not manufacture or contract to manufacture are outside the scope of this report.
We therefore conducted a reasonable country of origin inquiry (“RCOI”) to determine whether any materials (1) originated in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and/or Angola (each, a “Covered Country”) or (2) are from recycled or scrap sources.
When this report uses the term “conformant” to describe a smelter or refiner, it means that the applicable smelter and refiner has been verified as complying with the Responsible Mineral Initiative’s (the “RMI”) Responsible Minerals Assurance Process (the “RMAP”) or an equivalent third-party audit program.
Conflict Mineral Policy
We are committed to responsible sourcing of 3TG in alignment with the Organisation for Economic Co-operation and Development (“OECD”) Guidance, to avoid supporting conflict or human rights abuses in the Covered Countries’ Conflict-Affected and High-Risk Areas (collectively, “CAHRAs”). This position is consistent with our Human Rights Policy available on the investor relations page of our website at investor.axon.com/Governance-Documents, as we support and respect the protection of internationally proclaimed human rights for all, including the basic human rights of our employees and workers within our supply chain. Axon is committed to respecting human rights and fair labor practices.
Accordingly, this report details our due diligence efforts to understand the origin of the conflict minerals used in our products and our efforts to eliminate from our value chain any benefits our sourcing of these materials may give to armed groups in CAHRAs.

The Rule requires public companies to disclose whether the products they manufacture or contract to manufacture contain conflict minerals that are “necessary to the functionality or production” of those products, and to conduct due diligence and make certain disclosures regarding such minerals.
Using a documented reasonable process, we work diligently with our direct suppliers to determine the presence and origin of conflict minerals in our supply chain. Recognizing the complexity of this issue, Axon appreciates the need for broad collaboration with all of our suppliers in our supply chain throughout this process. The RMI reporting template, the Conflict Minerals Reporting Template (the “CMRT”), is used to determine the source and chain of custody of 3TG in the components and materials that are supplied to us. Our reporting relies on the information provided through the CMRT by our supply chain, as well as smelter information provided by the RMI and other industry organizations.
In our commitment to conduct our business worldwide with respect for human rights, we:
•expect our direct suppliers to source materials from suppliers and smelters who also source responsibly, including, but not limited to, from legitimate, conformant mines;
•expect our direct suppliers to conduct the necessary due diligence and provide us with proper verification of the country of origin and source of the materials used in the products they supply to Axon; and
•reserve the right to verify information received from our suppliers.
Based on the information learned through our due diligence efforts, we continue to evaluate and make changes to our supplier base and continue to make additional progress toward ensuring responsible mineral sourcing throughout our supply chain, and improved transparency for our investors and customers.
Reasonable Country of Origin Inquiry
Our RCOI corresponds to the first and second steps defined by the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, and related Supplements on Tin, Tantalum and Tungsten and on Gold (collectively, the “OECD Guidance”). The OECD Guidance applies to each of the conflict minerals and to Axon as a “downstream company”, and provides a framework for detailed due diligence to support responsible global supply chain management of minerals, including conflict minerals.
As a direct manufacturer, Axon does not directly source conflict minerals. We source products and components from direct suppliers, which source materials from their sub-tier suppliers. Our supply chain is extensive and complex with many layers of suppliers positioned between ourselves and conflict mineral smelters, refiners, and mines. Due to our extended supply chain, we rely on our direct suppliers, including our component manufacturers, to provide us with information concerning the sources and chains of custody of conflict minerals necessary to the functionality or production of our hardware products. We do not have complete information about the conflict minerals in our entire supply chain because relevant information from upstream tiers – such as smelters and refiners – is often limited or unavailable.
For the 2025 reporting period, we focused our efforts on collecting product-specific information from our Tier 1 suppliers. In 2025, we identified 183 Tier 1 suppliers, determined to be in-scope for regulatory purposes based on our influence over the manufacturing process (i.e., meeting the manufacture or contract to manufacture criteria in the Rule) and the use of conflict minerals in materials supplied, out of a total of 210 Tier 1 suppliers. Of the in-scope Tier 1 suppliers, we received a 73% response rate. We followed up with non-responsive suppliers using written reminders or phone calls, but some did not respond or provided insufficient data.
The surveyed suppliers identified 333 operational smelter and refiner facilities that were to have processed the necessary conflict minerals contained in our products. Of the 333 operational smelter or refiner facilities, we identified 254 smelter or refiner facilities as enrolled in the RMAP program and received an 88% response rate to accurately identify the reasonable country of origin. We know or have reason to believe that a portion of the conflict minerals processed by at least 82 of these 333 smelters and refiners may have originated from a Covered Country and may not be solely from recycled or scrap sources.

Design of Due Diligence Framework
Inherent Limitations on Due Diligence Measures: As a downstream purchaser of products which contain conflict minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals.
The good faith due diligence process that Axon undertook was designed in accordance with the OECD Guidance. The OECD Guidance provides practical guidance to companies throughout the supply chain on a set of actions that can be taken to ensure responsible due diligence. Aligning with the OECD’s diligence framework, the steps that Axon implemented as part of its due diligence program to ensure responsible sourcing of 3TG were as follows:
Step 1: Maintain Strong Corporate Management Systems
•Assign accountability for the compliance efforts to a cross-functional team of legal, supply chain, engineering and finance personnel to develop a strategy for the annual conflict minerals campaign.
•Employ a supply chain system of controls and transparency through due diligence tools such as the CMRT, a supply chain survey designed by RMI, to identify the smelters and refiners that process the necessary conflict minerals contained in our products and the country of origin of those conflict minerals.
•Feature requirements related to conflict minerals in our standard template for supplier contracts and specifications so that current and future suppliers are obligated to comply with our policies on conflict minerals, including participation in a supply chain survey and related due diligence activities.
•Maintain records relating to our conflict minerals program in accordance with our record retention guidelines.
Step 2: Identify and Assess Risk in the Supply Chain
•Identify direct suppliers that supply products that may contain conflict minerals. Conduct the RCOI, requesting direct suppliers to identify smelters and refiners and country of origin of the conflict minerals in products they supply to Axon.
•Compare smelters and refiners identified by the supply chain survey against the list of facilities that are conformant to a responsible mineral assurance program such as RMI’s RMAP, and other RMI cross-recognized, independent third-party audit programs.
•For those supply chains with smelters and refiners that are known or thought to be sourcing from a Covered Country, additional investigation is conducted to determine the source and chain of custody of covered metals.
•If any smelter or refiner is unable to be certified, Axon or its direct suppliers endeavor to contact the smelter and refiner to gain more information about its sourcing practices, including countries of origin and transfer, and whether any internal due diligence procedures are in place. Depending on the outcome of these efforts, we may determine supplier shifts are necessary.
Step 3: Design and Implement a Strategy to Respond to Identified Risks
•Maintain a risk management plan that includes due diligence reviews of suppliers, smelters and refiners that may be sourcing or processing conflict minerals from Covered Countries.
•Obtain updated smelter status data from RMI’s smelters and refiners database and compare supplier-provided information against such data. Smelters found not in conformance with the RMAP or other independent third-party audit programs are flagged for further due diligence.
•Identify and consider, to the extent feasible, alternative suppliers for materials where the supplier is uncooperative towards our goal of responsibly sourcing conflict minerals.

Step 4: Perform Independent Third-Party Audit of Supply Chain Due Diligence
•Based on information received through the RMI as well as a third-party review of publicly available information about identified smelters and refiners, we document the country of origin information of particular known smelters and refiners. The RMI collects evidence from smelters and refiners demonstrating that responsible sourcing procedures and systems have been implemented. We believe that independent third-party audit programs provide a reasonable basis for companies to conclude that smelters and refiners have procedures and systems for determining if the smelters and refiners process conflict minerals that directly or indirectly finance or benefit armed groups.
Step 5: Report Annually on Supply Chain Due Diligence
•Report annually the due diligence requirements through our Conflict Minerals Report filed with the SEC.
•Remind high-risk suppliers of our expectations for future conflict minerals reporting periods and emphasize our requirements and goals.
Description of Due Diligence Measures Performed
Below is a description of the measures we performed for the calendar year 2025 to exercise due diligence on the source and chain of custody of the necessary conflict minerals contained in our products that we had reason to believe may have originated from a Covered Country and may not have come from recycled or scrap sources. We:
•conducted a supply-chain survey of suppliers that we identified as possibly supplying Axon with products that contain necessary conflict minerals using the RMI’s CMRT, requesting country of origin information regarding the necessary conflict minerals and identification of smelters and refiners that process such minerals;
•received and retained responses to the supply-chain survey within an online database;
•performed additional follow-up supply chain inquiries for supplier non-responses;
•contacted surveyed suppliers on responses to supply chain surveys that we identified contained incomplete or potentially inaccurate information to seek additional clarifying information;
•compared smelters and refiners identified by the supply chain survey against the list of facilities that have received a “conformant” designation from the RMAP or other independent third-party audit program; and
•provided progress reports to members of management to communicate the status and results of our conflict minerals program.
Future Due Diligence Measures
During the reporting period for the calendar year 2025, we continued to engage in the activities described above in “Design of Due Diligence Framework” and “Description of Due Diligence Measures Performed.” In our efforts to attain a conformant supply chain for our products, we intend to continue to contact smelters and refiners identified in our supply chain survey process that have not yet received a “conformant” designation and request their participation in the RMAP or other independent third-party audit program in order for them to obtain such a “conformant” designation. Furthermore, we intend to advance our due diligence measures while we mitigate and address certain risks by:
•redistributing copies of our conflict minerals policy to direct suppliers;
•emphasizing to them our expectation that they respond fully and promptly to our information requests;
•instructing them to advise us if they determine that any person or entity in their supply chain is directly or indirectly financing or benefiting armed groups in a Covered Country; and
•encouraging them to direct all smelters and refiners in their supply chains to participate in the RMAP or a similar third-party audit program.

Determination
Of the 333 smelter and refiner facilities identified, Axon identified 216 – or 65% – as engaged with the RMI or conformant. Identification was performed by the third-party service provider as well as an internal review of the smelter and refiner as compared to the RMI’s database. As we continue to engage with smelter and refiner facilities directly and through stakeholder initiatives, we expect to see conformance rates increase.
Based on the information provided by our direct suppliers, including our component manufacturers, and our own due diligence efforts with known smelters and refiners through December 31, 2025, to the best of our knowledge, the countries listed in Appendix A reflect an aggregated list of countries of origin identified from all smelters and refiners reported by our suppliers, including facilities at various stages of the RMAP assessment (conformant, active, and non-conformant).
Axon has provided information as of the date of this report. Subsequent events, such as the inability or unwillingness of any suppliers or smelters and refiners to comply with our conflict minerals standards, may affect our future determinations under the Rule.
Forward-Looking Statements
Statements contained in this report that are not historical are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements regarding our expectations, beliefs, intentions and strategies regarding the future. We intend that such forward-looking statements be subject to the safe-harbor provided by the Private Securities Litigation Reform Act of 1995. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. Words such as “may,” “will,” “should,” “could,” “would,” “predict,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” and similar expressions, as well as statements in future tense, identify forward-looking statements. However, not all forward-looking statements contain these identifying words.
We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. Many events beyond our control may determine whether results we anticipate will be achieved. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated or projected. The material factors, which could cause our actual results to differ from our forward-looking statements, are set forth in our description of risk factors included in Part I, Item 1A, “Risk Factors” in our 2025 Annual Report on Form 10-K for the year ended December 31, 2025, which should be read in conjunction with this report. These factors are intended as cautionary statements for investors within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.
Except as required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Form 8-K, 10-Q and 10-K reports to the Securities and Exchange Commission (“SEC”). Our filings with the SEC may be accessed at the SEC’s web site at www.sec.gov.

Appendix A:
Countries of Origin List

Albania	Dominican Republic	Kyrgyzstan	Rwanda*
Andorra	Ecuador	Liberia	Saudi Arabia
Angola*	Egypt	Liechtenstein	Senegal
Argentina	El Salvador	Lithuania	Serbia
Armenia	Eritrea	Luxembourg	Sierra Leone
Australia	Estonia	Madagascar	Singapore
Austria	Ethiopia	Malaysia	Slovakia
Azerbaijan	Fiji	Mali	Solomon Islands
Belarus	Finland	Mauritania	South Africa
Belgium	France	Mexico	South Sudan*
Benin	Georgia	Mongolia	Spain
Bermuda	Germany	Morocco	Sudan
Bolivia (Plurinational State of)	Ghana	Mozambique	Suriname
Botswana	Guatemala	Myanmar	Sweden
Brazil	Guinea	Namibia	Switzerland
Bulgaria	Guyana	Netherlands	Taiwan
Burkina Faso	Honduras	New Zealand	Tajikistan
Burundi*	Hong Kong	Nicaragua	Tanzania*
Cambodia	Hungary	Niger	Thailand
Canada	India	Nigeria	Turkey
Central African Republic*	Indonesia	Norway	Uganda*
Chile	Ireland	Oman	United Arab Emirates
China	Israel	Panama	United Kingdom
Colombia	Italy	Papua New Guinea	United States of America
Congo*	Japan	Peru	Uruguay
Cyprus	Jersey	Philippines	Uzbekistan
Democratic Republic of Congo*	Kazakhstan	Poland	Vietnam
Djibouti	Kenya	Portugal	Zambia*
Dominica	Korea	Russian Federation	Zimbabwe
*Country is considered a “covered country” (i.e., the DRC and its adjoining countries) under U.S. conflict minerals disclosure rules.